UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-19300

NORTHERN STATES FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

1601 North Lewis Avenue
Waukegan, Illinois 60085
(847) 244-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.40, par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  307*

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern States Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2013	NORTHERN STATES FINANCIAL CORPORATION By:/s/Steven Neudecker Steven Neudecker Vice President and Chief Financial Officer
*
As of the beginning of the Registrant’s 2013 fiscal year (January 1), the Registrant had approximately 281 holders of record.  The Registrant is a bank holding company as defined in Section 2 of the Bank Holding Company Act of 1956, as amended.